                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2007


                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X      Form 40-F
               ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes         No  X
         ---        ---


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-       )
                                                 -------

     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's circular with respect to its proposed A share offering.

--------------------------------------------------------------------------------
        THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
--------------------------------------------------------------------------------

If you are in any doubt as to any aspect of this circular, or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional advisor.

If you have sold or transferred all your shares in PetroChina Company Limited, you should at once hand this circular, together with the enclosed proxy form, to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

--------------------------------------------------------------------------------

                        (PETROCHINA COMPANY LIMITED LOGO)

                               (CHINESE CHARACTERS)

                           PETROCHINA COMPANY LIMITED

 (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                                (Stock Code: 857)


                             PROPOSED A SHARE ISSUE

--------------------------------------------------------------------------------

It is important to note that the purpose of distributing this circular is to provide Shareholders with information on, among other matters, the proposed issue of A Shares by the Company, so that Shareholders may make an informed decision on voting in respect of certain resolutions to be tabled at the EGM. This circular does not constitute, or form part of, an offer or invitation, or solicitation or inducement of an offer, to subscribe for or purchase any of the A Shares or other securities of the Company, nor is this circular calculated to invite offers for any Shares or other securities of the Company.

A notice convening the EGM to be held at Oriental Bay International Hotel, No. 26, West Binhe Road, Andingmenwai Street, Dongcheng District, Beijing, the People's Republic of China on 10 August 2007 at 9:00 a.m. is set out in this circular.

If you intend to appoint a proxy to attend the EGM, you are required to complete and return the accompanying proxy form in accordance with the instructions printed thereon. For holder of H Shares, the proxy form should be returned to Hong Kong Registrars Limited and for holder of Domestic Shares, the proxy form should be returned to the Secretariat of the Board of Directors of the Company or by post not less than 24 hours before the time appointed for holding the EGM or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending and voting in person at the EGM or at any adjourned meeting should you so wish.

If you intend to attend the EGM in person or by proxy, you are required to complete and return the reply slip to the Secretariat of the Board of Directors of the Company on or before 20 July 2007.

                                                                    25 June 2007

--------------------------------------------------------------------------------
                                    CONTENTS
--------------------------------------------------------------------------------

                                                                            Page
Definitions ...............................................................   1

Letter from the Board

     Introduction .........................................................   3

     Proposed A Share Issue ...............................................   4

     The EGM ..............................................................   6

     Procedures for Demanding Po l by Shareholders ........................   7

     Recommendation .......................................................   7

Notice of Extraordinary General Meeting ...................................   8

--------------------------------------------------------------------------------
                                   DEFINITIONS
--------------------------------------------------------------------------------

     In this circular, unless the context otherwise requires, the following expressions have the following meanings:

'A Shares'           the ordinary shares subscribed for in RMB, which are
                     proposed to be issued by the Company to the individuals, entities and other institutions according to the PRC laws and regulations and other regulatory requirements that the Company is required to comply with

'A Share Issue"      the proposed issue of not more than 4 billion A Shares by
                     the Company to the individuals, entities and other institutions according to the PRC laws and regulations and other regulatory requirements that the Company is required to comply with, by way of public offering of new A Shares, which are proposed to be listed on the Shanghai Stock
                     Exchange

'Articles"           the articles of association of the Company, as amended from time to time

'Board'              the board of Directors of the Company

"Company"            (CHINESE CHARACTERS)(PetroChina Company Limited*), a joint stock company limited by shares incorporated in the PRC on 5 November 1999 under laws of the PRC, and listed on the Hong Kong Stock Exchange with American Depository Shares listed on the New York Stock Exchange

'Company Law'        the Company Law of the People's Republic of China (as
                     amended from time to time)

'connected person'   has the same meaning ascribed to it in the Listing Rules

'CSRC"               China Securities Regulatory Commission (CHINESE CHARACTERS)

'Directors'          the directors of the Company

'Domestic Shares"    the ordinary shares issued by the Company, with a nominal
                     value of RMB1.00 each, which are subscribed for or credited as fully paid in RMB

'EGM' the extraordinary general meeting of the Company to be held on 10 August 2007 to approve the A Share Issue

'H Shares'           overseas listed foreign shares of RMB1.00 each in the share capital of the Company which are listed on the Hong Kong
                     Stock Exchange and traded in Hong Kong dollars including the underlying American Depository Shares listed on the New
                     York Stock Exchange

'HK dollars"         the lawful currency of the Hong Kong Special Administrative
                     Region

'Hong Kong Stock     The Stock Exchange of Hong Kong Limited
  Exchange'

'Listing Rules"      the Rules Governing the Listing of Securities on The Stock
                     Exchange of Hong Kong Limited

--------------------------------------------------------------------------------
                                   DEFINITIONS
--------------------------------------------------------------------------------

'PRC" or "China'     the People's Republic of China, excluding, for the purpose of this circular only, Hong Kong Special Administrative
                     Region, Macau Special Administrative Region and Taiwan

'RMB" or "Renminbi"  the lawful currency of the PRC

'Shareholders"       holders of Domestic Shares and/or H Shares (including
                     holders of American Depository Shares)

'Shares'             Domestic Shares and/or H Shares

* For identification purpose only

--------------------------------------------------------------------------------
                              LETTER FROM THE BOARD
--------------------------------------------------------------------------------

                       (PETROCHINA COMPANY LIMITED LOGO)

                              (CHINESE CHARACTERS)

                           PETROCHINA COMPANY LIMITED

 (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                               (Stock Code: 857)



BOARD OF DIRECTORS                                Legal address

Jiang Jiemin (Chairman)                           World Tower, 16 Andelu
Duan Wende                                        Dongcheng District
Zheng Hu                                          Beijing 100011
Zhou Jiping                                       The People's Republic of China
Wang Yilin
Zeng Yukang
Gong Huazhang
Jiang Fan
Chee-Chen Tung*
Liu Hongru*
Franco Bernabe*

*    Independent non-executive Director


                                                  25 June 2007

To the Shareholders

Dear Sir or Madam,

                             PROPOSED A SHARE ISSUE

1.   INTRODUCTION

     On 19 June 2007, the Board announced that the Company will apply to the relevant regulatory authorities for the allotment and issue of not more than 4 billion A Shares to the individuals, entities and other institutions according to the PRC laws and regulations and other regulatory requirements that the Company is required to comply with. Such A Shares will be listed on the Shanghai Stock Exchange. The A Share Issue is subject to (i) approval from Shareholders at the EGM; and (ii) approvals from the relevant approval authorities.

     The purpose of this circular is to give you notice of the EGM and information on the proposed A Share Issue to be dealt with at the EGM.

--------------------------------------------------------------------------------
                              LETTER FROM THE BOARD
--------------------------------------------------------------------------------

2.   PROPOSED A SHARE ISSUE

2.1  General

     At the Board meeting held on 19 June 2007, it was resolved that the Company will apply to the relevant regulatory authorities for the allotment and issue of not more than 4 billion A Shares to the individuals, entities and other institutions according to the PRC laws and regulations and other regulatory requirements that the Company is required to comply with, by way of public offering of new A Shares. Such A Shares are proposed to be listed on the Shanghai Stock Exchange. It is expected that such investors will not include connected persons of the Company. If any such investors includes connected persons of the Company, the Company will take steps to comply with the relevant connected transaction requirements under the Listing Rules. At present, the H Shares of the Company are listed on the main board of the Hong Kong Stock Exchange including the underlying American Depository Shares listed on the New York Stock Exchange.

     The proposed A Share Issue and the listing application are subject to (i) approval from Shareholders at the EGM to be held on 10 August 2007; and (ii) approvals from the CSRC, the Shanghai Stock Exchange and other relevant approval authorities.

2.2  Structure of the A Share Issue

     The structure of the proposed A Share Issue is set out below:

     Type of securities to be           A Shares
       issued:

     Number of A Shares:                Not more than 4 billion A Shares
                                        (inclusive of the A Shares to be
                                        issued under the over-allotment option).
                                        The final number of A Shares to be
                                        issued shall be determined by the Board
                                        as authorized by the Shareholders at the EGM after taking into account market conditions and the approval from the relevant regulatory authorities.

     Nominal value:                     RMB1.00 each

     Rights attached to A Shares:       The A Shares to be issued are listed
                                        Domestic Shares and, except as otherwise provided for in the relevant laws, Administrative regulations, departmental rules and other regulatory documents and the Articles, holders of such A
                                        Shares will be entitled to the same
                                        rights as the existing Shareholders of
                                        Domestic Shares and H Shares in all
                                        respects.

                                        The distributable profit of the Company
                                        before the A Share Issue shall be
                                        distributed to all new Shareholders
                                        under the A Share Issue and the existing
                                        Shareholders in proportion to their
                                        shareholding.

     Target subscribers:                Individuals, entities and other
                                        institutions according to the PRC laws
                                        and regulations and other regulatory
                                        requirements that the Company is
                                        required to comply with.

--------------------------------------------------------------------------------
                             LETTER FROM THE BOARD
--------------------------------------------------------------------------------

     Method of issue:                   The proposed A Share Issue shall be
                                        conducted via a combination of placement through offline offering to investors subject to market consultation and placement through online subscription at the issue price.

     Basis for determining the          The issue price for the A Share Issue
      issue price:                      will be determined based on the
                                        prevailing conditions of the PRC
                                        securities market at the time when the A
                                        Share Issue takes place by way of market consultation.(1)

                                        The issue price and the amount to be
                                        raised from the A Share Issue cannot be
                                        ascertained as at the date of this
                                        circular because the market consultation can only be conducted after the approvals described above have been obtained. The Company will make the requisite announcement once the issue price is confirmed.

     Use of proceeds:                   The net proceeds from the A Share
                                        Issue, after deducting related
                                        expenses, will be used for the
                                        exploration and development of our
                                        domestic petroleum and gas resources;
                                        the construction of our large-scale
                                        refinery, petrochemical and gas pipeline projects; and the acquisition of overseas petroleum and gas resources.

2.3  Shareholders' approval and other approvals

     At the annual general meeting of the Company held on 16 May 2007, the Shareholders granted, by way of a special resolution, a general mandate to the Board to separately or concurrently issue, allot and deal with additional Domestic Shares and H Shares in the Company not exceeding 20% of each of its existing Domestic Shares and H Shares of the Company in issue as at the date of the special resolution. To date, the Company has not issued any Shares under the above general mandate.

     The Company's PRC counsel, King and Wood, has confirmed that the A Share Issue is subject to approval by Shareholders by way of special resolutions at the EGM as stipulated by the rules of the CSRC. The EGM will be held on 10 August 2007 to consider and, if thought fit, approve the A Share Issue and to authorize the Board to determine and deal with at its discretion, matters relating to the A Share Issue (including but not limited to the specific timing of the issue, number of A Shares to be issued, target subscribers, method of issue, issue price, size of the over-allotment option and other matters relating to the A Share Issue and the listing of A Shares). It should be noted that the A Share Issue, upon approval by Shareholders by way of special resolutions at the EGM, is still subject to approvals by the CSRC and other relevant regulatory authorities, if necessary. In addition, the approval by the Shanghai Stock Exchange as to the listing of and dealings in the A Shares on the Shanghai Stock Exchange is also required. The approval in respect of the A Share Issue, if obtained from Shareholders at the EGM, shall be effective for a period of 12 months from the date such approval is obtained.

     The Company believes that the A Share Issue will establish a new financing platform for the Company, provide the Company with funds required for our ongoing business development and help improve our competitiveness and profit return to Shareholders. The A Share Issue will also increase the liquidity of our Shares. The Directors believe that the A Share Issue will benefit the Company and the Shareholders as a whole in the long term.

(1) As required by the relevant PRC regulations, including the Administrative Measures on the Offering and Underwriting of Securities issued by the CSRC, the price consultation will be undertaken with not less than 50 qualified price enquiry participants recognised by the Securities Association of China. Pursuant to the relevant PRC regulations, the issue price shall not be lower than the net asset value (excluding minority interest per Share) according to the then latest audited financial statements of the Company.

--------------------------------------------------------------------------------
                             LETTER FROM THE BOARD
--------------------------------------------------------------------------------

2.4  Effect of the A Share Issue on the Company's shareholding structures

     Set out below is the shareholding structure of the Company as at the date of this circular and immediately upon completion of the A Share Issue assuming that an aggregate of 4 billion A Shares will be issued under the A Share Issue and no other changes to the share capital of the Company. However, Shareholders should be cautioned that the final offer size of the A Share Issue is subject to
(i) approval from Shareholders at the EGM; and (ii) approvals from the CSRC and other relevant approval authorities and will be dependent on the prevailing conditions of the PRC securities market at the time when the A Share Issue takes place by way of market consultation.

                                                                                          Immediately after
                                                     As at the date                         completion
                                                    of this circular                    of the A Share Issue
                                             Number of Shares            %           Number of Shares            %
     (1)  Domestic Shares                     157,922,077,818        88.21            161,922,077,818        88.47
            - Existing Domestic Shares        157,922,077,818        88.21            157,922,077,818        86.29
            - A Shares                                                                  4,000,000,000         2.18

     (2)  H Shares                             21,098,900,000        11.79             21,098,900,000        11.53

     (3)  Total Number of Shares              179,020,977,818          100            183,020,977,818          100


2.5  Increase in the Company's registered share capital

     The Company will need to increase its registered share capital and will be subject to Shareholders' approval.

3.   THE EGM

     Special resolutions to approve the A Share Issue will be proposed at the EGM.

     No Shareholder is required to abstain from voting in connection with the matters to be resolved at the EGM.

     If you intend to appoint a proxy to attend the EGM, you are required to complete and return the accompanying proxy form in accordance with the instructions printed thereon. For holder of H Shares, the proxy form should be returned to Hong Kong Registrars Limited and for holder of Domestic Shares, the proxy form should be returned to the Secretariat of the Board of the Directors of the Company in person or by post not less than 24 hours before the time appointed for holding the EGM or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending and voting in person at the EGM or at any adjourned meeting should you so wish.

     If you intend to attend the EGM in person or by proxy, you are required to complete and return the reply slip to the Secretariat of the Board of the Directors of the Company on or before 20 July 2007.

--------------------------------------------------------------------------------
                             LETTER FROM THE BOARD
--------------------------------------------------------------------------------

4.   PROCEDURES FOR DEMANDING POLL BY SHAREHOLDERS

     Pursuant to the Articles, a resolution at a Shareholders' general meeting shall be decided on a show of hands unless a poll is (before or after the show of hands) demanded:

     (1)  by the chairman of the meeting;

     (2) by at least two Shareholders present in person or by proxy for the time being entitled to vote at the meeting; or

     (3) by any Shareholder or Shareholders (including proxy) holding individually or holding in aggregate of 10% or more of the Shares carry the right to vote at the meeting.

     Unless a poll is demanded, the chairman of the meeting will announce the results of the passing of a resolution according to the show of hands, which will be recorded in the minutes of the meeting and treated as conclusive evidence without the need to prove the number or the proportion of votes for or against the resolution passed.

5.   RECOMMENDATION

     The Directors consider that the A Share Issue is in the best interests of the Company and its Shareholders as a whole in the long term.

     Accordingly, the Directors recommend the Shareholders to vote in favour of the resolutions which will be proposed at the EGM.

                                                           Yours faithfully,
                                                         By Order of the Board
                                                      PetroChina Company Limited
                                                               Li Huaiqi
                                                        Secretary to the Board

--------------------------------------------------------------------------------
                     NOTICE OF EXTRAORDINARY GENERAL MEETING
--------------------------------------------------------------------------------

                       (PETROCHINA COMPANY LIMITED LOGO)

                              (CHINESE CHARACTERS)

                           PETROCHINA COMPANY LIMITED

 (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                               (Stock Code: 857)

                          EXTRAORDINARY GENERAL MEETING

     NOTICE IS HEREBY GIVEN that an extraordinary general meeting (`EGM") of the shareholders of PetroChina Company Limited (the "Company") will be held at Oriental Bay International Hotel, No. 26, West Binhe Road, Andingmenwai Street, Dongcheng District, Beijing, the People's Republic of China at 9:00 a.m. on 10 August 2007 for the purpose of considering and, if deemed appropriate, passing, with or without modification, the following resolutions. Unless otherwise indicated, capitalized terms used herein shall have the same meaning as those defined in the circular of the Company dated 25 June 2007 (the "Circular"):

                              Special Resolutions:

     1. `THAT conditional upon the obtaining of approvals from the CSRC and other relevant regulatory authorities, the allotment and issue of A Shares by the Company in the PRC by way of public offering of new A Shares and the following terms and conditions of the A Share Issue be and are hereby approved:

          (1) Class of shares, nominal value and place of listing: The Shares to be issued shall be ordinary shares subscribed for in RMB (A Shares). The nominal value shall be RMB1.00 each. The place of listing shall be the Shanghai Stock Exchange. The A Shares under the A Share Issue shall be listed Domestic Shares and, except as otherwise provided for in the relevant laws, administrative regulations, departmental rules and other regulatory documents and the Articles, holders of such A Shares shall be entitled to the same rights as the existing Shareholders of Domestic Shares and H Shares in all respects.

          (2) Total number of shares to be issued: Not more than 4 billion A Shares (inclusive of the A Shares to be issued under the over-allotment option). The final number of A Shares to be issued shall be determined by the Board pursuant to the authorization granted under this resolution after taking into account the PRC's securities market conditions and the Company's business development needs.

          (3) Target subscribers: Individuals, entities and other institutions according to the PRC laws and regulations and other regulatory requirements that the Company is required to comply with.

          (4) Method of issue: The proposed A Share Issue shall be conducted via a combination of placement through offline offering to investors subject to market consultation and placement through online subscription at the issue price.

--------------------------------------------------------------------------------
                     NOTICE OF EXTRAORDINARY GENERAL MEETING
--------------------------------------------------------------------------------

     (5) Basis for determining the issue price: The issue price for the A Share Issue will be determined based on the prevailing conditions of the PRC securities market at the time when the A Share Issue takes place by way of market consultation.

     (6) Over-allotment option: The over-allotment option to be granted to the sponsor(s) of the A Share Issue shall not be more than 15% of the underwritten amount of A Shares of the A Share Issue.

     (7) Use of proceeds: The net proceeds from the A Share Issue, after deducting related expenses, will be used for the exploration and development of the Company's domestic petroleum and gas resources; the construction of the Company's large-scale refinery, petrochemical and gas pipeline projects; and the acquisition of overseas petroleum and gas resources.

     (8) Distribution plan for the accumulated profit before the issue: The distributable profit of the Company before the A Share Issue shall be distributed to all new Shareholders under the A Share Issue and the existing Shareholders in proportion to their shareholding.

     (9) Validity period of this resolution: This resolution shall be effective for a period of 12 months from the date of the passing of this resolution."

2. `THAT the Board and its attorney shall be and are authorized to deal with matters in relation to the A Share Issue and the listing of A Shares including but not limited to the following:

     (1) to implement the proposals of the A Share Issue and the listing of A Shares in accordance with the laws and regulations of the PRC and relevant regulations prescribed by the securities regulatory department and this resolution;

     (2) to determine the number of A Shares to be issued, issue price, method of issue, target subscribers, number of A Shares and the percentage of A Shares to be issued to the target subscribers, size of the over-allotment option and placing ratio, commencement and completion timing of the issue, timing of the listing and other matters relating to the A Share Issue and the listing of A Shares in accordance with this resolution and with reference to the status of the approval by the CSRC and conditions of the PRC securities market;

     (3) upon completion of the A Share Issue and the listing of A Shares, to amend articles 16 and 19 of the Articles in accordance with the specific circumstances regarding the issue, and to complete the relevant formalities such as for the registrations of amendments of registered capital and share registration with the Administration for Industry and Commerce;

     (4) to decide the respective monetary amount to be invested in different projects within the approved scope for use of proceeds;

     (5) to deal with the preparation work in relation to the A Share Issue and the listing of A Shares, including without limitation, to apply to the relevant regulatory authorities and stock exchanges; to sign, execute and implement underwriting agreement, listing agreement, sponsors agreement and all necessary documents on behalf of the Company; and to determine and pay all related fees and expenses in connection with the A Share Issue;

--------------------------------------------------------------------------------
                     NOTICE OF EXTRAORDINARY GENERAL MEETING
--------------------------------------------------------------------------------

     (6) to undertake or deal with all other necessary actions or matters in connection with the A Share Issue and the listing of the A Shares;

     (7) the Board proposes to the Shareholders' meeting to approve the formation of a special Board committee comprising Mr Jiang Jiemin (Director), Mr Zhou Jiping (Director) and Mr Gong Huazhang (Director). Subject to the obtaining of the authorization as mentioned above, the Board be and is hereby authorized to further delegate its power as mentioned above to this special Board committee for implementation. The authorization shall be implemented by endorsement of any two of the members of the special Board committee. This special Board committee shall be formed from the date this resolution is approved at the Shareholders' meeting and will be dissolved on the listing date of the A Shares on the domestic stock exchange in connection with the A Share Issue; and

     (8) this authorization resolution shall be effective for a period of 12 months from the date of the passing of this resolution."

                                                          Yours faithfully,
                                                        By Order of the Board
                                                      PetroChina Company Limited
                                                              Li Huaiqi
                                                        Secretary to the Board

Beijing, the PRC, 25 June 2007

Notes:

1. Holders of H Shares and holders of Domestic Shares whose names are registered in the register of members of the Company on 11 July 2007 are entitled to attend and vote at the EGM. Persons holding the Company's H Shares should note that the register of members of the Company's H Shares will be closed from 11 July 2007 to 10 August 2007, both days inclusive, during which period no transfer of Shares will be effected.

     The address of the share registrar of the Company's H Shares is:

     Hong Kong Registrars Limited
     Rooms 1712-1716,
     17/F Hopewell Centre,
     183 Queen's Road East,
     Wanchai, Hong Kong

2. Shareholders who intend to attend the EGM are required to send the reply slip to the Secretariat of the Board of the Directors of the Company on or before 20 July 2007. Please refer to the reply slip for details.

3. Any Shareholder entitled to vote at the EGM is entitled to appoint one (1) or more proxies to attend and vote on his behalf. A proxy need not be a Shareholder of the Company. Shareholders must appoint a proxy in writing. Such instrument should be signed by the person appointing the proxy or by such person's authorized representative. If the proxy form is signed by another person so authorized by the Shareholder, the power of attorney or other authorizing document must be certified by a notary. The notarially certified power of attorney or other authorizing document together with the proxy form must be returned to Hong Kong Registrars Limited or the Secretariat of the Board of Directors of the

--------------------------------------------------------------------------------
                     NOTICE OF EXTRAORDINARY GENERAL MEETING
--------------------------------------------------------------------------------

     Company not later than 24 hours prior to the commencement of the EGM. Please refer to the proxy form for details. The completion and deposit of a proxy form will not preclude any Shareholder from attending and voting at the EGM.

4. Each Shareholder (or his/her proxy) shall be entitled to one vote for each Share held. If a Shareholder has appointed more than one proxy to attend the EGM, the voting rights can only be exercised by way of poll.

Address of the Secretariat of the Board of Directors of the Company:

Secretariat of the Board of Directors of PetroChina Company Limited Room 1521, World Tower, 16 Andelu, Dongcheng District
Beijing, 100011, PRC
Tel: 8610-8488 6270
Fax: 8610-8488 6260

                                   SIGNATURE




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                PetroChina Company Limited



Dated: June 26, 2007                            By:      /s/ Li Huaiqi
                                                         -----------------
                                                Name:    Li Huaiqi
                                                Title:   Secretary to the Board